UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

SONOSITE, INC.

(Name of Subject Company)

SONOSITE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

21919 30th Drive S.E.

Bothell, WA 98021

(425) 951-1200

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen M. Graham

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, WA 98101

(206) 389-4510

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2012, as amended by that certain Amendment No. 1 filed with the SEC on January 25, 2012 and that certain Amendment No. 2 filed with the SEC on February 9, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SonoSite, Inc., a Washington corporation (the “Company”), relating to the tender offer by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“FUJI”), disclosed in the Tender Offer Statement on Schedule TO, as amended by that certain Amendment No. 1 filed with the SEC on January 23, 2012, that certain Amendment No. 2 filed with the SEC on January 25, 2012, that certain Amendment No. 3 filed with the SEC on February 7, 2012, and that certain Amendment No. 4 filed with the SEC on February 9, 2012 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and FUJI with the SEC on January 17, 2012, pursuant to which Purchaser is offering to purchase all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price of $54.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Schedule TO. The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the information set forth under such item below:

(l)	Completion of the Offer.

On February 16, 2012, Purchaser completed the Offer by accepting for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer at 5:00 p.m., New York time, on Wednesday, February 15, 2012. At the expiration of the Offer, 13,748,129 shares (including 2,093,508 shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 97.39% of all outstanding Shares. Accordingly, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

On February 16, 2012, FUJI issued a press release announcing the results of the Offer as of the expiration of the Offer period. FUJI also announced that FUJI intends to acquire the remaining outstanding Shares through a second-step merger, pursuant to which the Company will continue as a the surviving corporation and a wholly owned subsidiary of FUJI (the “Merger”) and that the Merger is expected to be completed in late March or thereafter. In the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than Shares held by Purchaser, FUJI or any wholly owned subsidiary of FUJI and any shareholders who are entitled to and have properly exercised dissenters’ rights under Washington law with respect to such Shares) will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding and transfer taxes. The full text of this press release is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

On February 16, 2012, FUJI also filed a Japanese-language press release with the Tokyo Stock Exchange. The English translation of such press release is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibits (a)(5)(G) and (a)(5)(H) as set forth below:

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(5)(G)	Press release issued by FUJI on February 16, 2012.		SC TO/A	(a)(13)	005-54269	2/16/2012

(a)(5)(H)	English translation of the press release filed by FUJI with the Tokyo Stock Exchange on February 16, 2012.		SC TO/A	(a)(14)	005-54269	2/16/2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

By:	/s/ KEVIN M. GOODWIN
Name:	Kevin M. Goodwin
Title:	President and Chief Executive Officer

Date:	February 16, 2012